UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C. 20549

                                FORM 10-SB

                    GENERAL FORM FOR REGISTRATION OF
                  SECURITIES OF SMALL BUSINESS ISSUERS
     Under Section 12(b) or (g) of The Securities Exchange Act of 1934



                       RAIKE FINANCIAL GROUP, INC.
            ----------------------------------------------
            (Name of Small Business Issuer in its charter)

                              Georgia
                   -------------------------------
                   (State or other jurisdiction of
                    incorporation or organization)


                             58-2161804
               ------------------------------------
               (I.R.S. Employer Identification No.)


                       275 Parkway 575, Ste. 100
                          Woodstock, GA 30188
               ----------------------------------------
               (Address of principal executive offices)


                            (770) 516-6996
                     ---------------------------
                     (Issuer's telephone number)

    Securities to be registered pursuant to Section 12(g) of the Act.

                   Common Stock, $.01 par value
                   ----------------------------
                       (Title of each class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

THIS REGISTRATION STATEMENT CONTAINS CERTAIN FORWARD-LOOKING
STATEMENTS WITHIN THE MEANING OF SECTION 27(a) OF THE SECURITIES ACT OF 1933 AND SECTION 21(e) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. AS A RESULT OF CERTAIN FACTORS DESCRIBED BELOW AND
ELSEWHERE IN THIS REGISTRATION STATEMENT, AND OTHER FACTORS, ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THOSE
FORWARD-LOOKING STATEMENTS.



Note: The Company has elected to follow Disclosure Alternative 3 in preparation of this Registration Statement

                            PART I

-----------------------------------------------------------------------
ITEM 1: DESCRIPTION OF BUSINESS
-----------------------------------------------------------------------

General

     Raike Financial Group, Inc. ( "we" or the "Company " ) is a full service securities brokerage and investment banking firm, in business since 1995. We are registered as a broker/dealer with the National Association of Securities Dealers ("NASD" ) and 48 states and also as a municipal securities dealer with the Municipal Securities Regulation Board ("MSRB" ). We are subject to net capital and other regulations of the U.S. Securities and exchange Commission ("SEC" ). We offer full service commission and fee based money management services to individual and institutional investors. We maintain a custody-clearing relationship with Southwest Securities in Dallas, TX, the fourth largest publicly held custodian of brokerage firm securities in the United States.

     We trade securities as an agent and a principal on exchanges such as the NYSE, AMEX and NASDAQ. We maintain selling agreements with mutual fund families and insurance companies offering load and no load funds, annuities and insurance products.

     Our Company headquarters is at 275 Parkway 575, Woodstock, GA 30188, and our telephone number is (770) 516-6996. We maintain branch and other offices in a number of other jurisdictions and a complement of approximately 90 independent retail brokers. Our SEC net capital positions for the years ended December 31, 1999 and 2000 were $635,015 and $ 1,217,725 respectively,

     From our beginnings in May of 1995, we have grown our annual revenues as follows:

        Year              Revenues              No. of Reps.
       -----            -----------             ------------

       1995             $   221,476                 19
       1996             $   793,309                 19
       1997             $ 1,907,486                 50
       1998             $ 3,507,000                 75
       1999             $ 5,987,067                100
       2000             $ 9,741,567                 90
       2001 (*)         $ 1,623,288                 70
____________

(*)  Through March 31


     Thus far all expansion and growth has been funded from cash
flow and private sales  of our securities .  Our plans are   to
invest in advertising and recruiting efforts to continue our growth and profitability. We expand through recruiting additional registered representatives, establishing new branch offices, broadening our institutional services and creating new financial products and services.


                         BUSINESS

     Our primary sources of revenue are derived from brokerage services and related financial activities.

     The table below shows the types of revenue as a percentage of total revenue and sources of revenue as a percentage of total revenue during the two years ended December 31, 1999 and 2000 and for the three months ended March 31 2000 and 2001.


                                    DECEMBER 31                  MARCH 31
                                  1999       2000           2000          2001
                                  ----       ----           ----          ----
TYPE OF REVENUE
Commissions...................    84.2%      72.7%           90.0%          81.3%
Fees and Other Income.            13.1%      22.8%            9.0%          16.3%
Interest and Dividends..           2.7%       4.5%            1.0%           2.4%

    Total Revenue.............   100.0%     100.0%          100.0%         100.0%

SOURCE OF REVENUE
Securities Sales .............    79.5%      83.9%           89.2%          73.4%
Clearing and Transaction
  Charges ....................    12.5%      11.5%            9.4%          16.4%
Insurance Product Sales ......     5.4%       2.4%             .3%           7.9%
Interest and dividends........     2.6%       2.2%            1.1%           2.3%

 Total Revenue................   100.0%     100.0%          100.0%         100.0%


SECURITIES SALES SERVICES

     We are an "independent" broker dealer providing securities sales services through a network of "independent contractor" registered representatives to several thousand retail clients. These representatives primarily retail stocks, mutual funds, variable annuities and variable life insurance product, managed account and other investment advisory and financial planning products and services. Commissions are charged on the sale of securities products, of which a percentage is shared with the representatives. Over 90%% of our revenue during 1999, 2000 and 2001 has been derived from its securities sales services.


INSURANCE PRODUCT SALES

     Through several selling agreements with larger insurance companies we offer a variety of insurance products which are sold by its independent broker network. Variable annuity and variable life products from over 10 carriers are also offered, providing a large variety for consumers to choose


ADVISORY AND PLANNING

     We are also registered as an investment advisor with the State of Georgia and provide investment advisory services offered by Southwest Securities, Inc. and other third party providers. as a Registered Investment Advisor. In addition, our independent representatives are able to provide planning and consulting services in a variety of financial services areas such as financial planning, tax planning, benefits consulting, corporate 401(k)s and other types of financial structures. Fees are charges to customers for these services and shared between us and our registered representatives on a fully disclosed basis. No significant amount of business has been derived from advisory and planning activities to date.

INTERNET TRADING

     Trading investments on the Internet has become a standard among many investors. We believe that this method of trading will grow. We created our Woodstock Discount Division in early 1988 to participate in this growth area as well as to diversify the firms operations and assets This capacity to offer Internet trading will complement our full service business by attracting cost conscience investors who normally would not have been interested in the firm. This in turn enhances our ability to "cross market" other products and services specifically tailored to meet the Internet needs of our clients. As the information age continues to integrate our lives, new Internet business opportunities will arise and we hope to make these opportunities a large part of our growth.

     Through the Woodstock site, investors have the opportunity to execute a trade competitive with the deep discounters. Since these activities can only be conducted by a broker/dealer, this does not add a great deal of expense. All clearing services are provided by the firm's clearing broker and total cost of operations is minimal. The firm plans to enhance the site and provide several more products and services.

EXPANSION OF EXISTING BUSINESS

     We believe that our business has been limited by its capital position. Increased capital will allow us to expand our existing business as set forth below:

     We intend to intensify our efforts to attract higher producing independent registered representative by offering them a higher quality of service and a larger variety of financial products and service options to provide to their clients.

     The expanded services include:

     * Improved sales and business development education and support services
     *   Better continuing education programs
     * Enhanced electronic order processing, communications and record keeping
     *   Improved compliance support and communications
     *   Better contact with product and service suppliers

     We also intend to expand our investment banking activities, hiring additional brokers and marketing specialized products to retail and institutional clients.


CLEARING AGENT AND CUSTOMER CREDIT

     We currently use Southwest Securities, Inc. as our clearing agent on a fully disclosed basis (the "Clearing Agent"). The Clearing Agent processes all securities transactions and maintains the accounts of customers. Customer accounts are protected through the Securities Investor Protection Corporation ("SIPC") for up to $500,000, with coverage of cash balances is limited to $100,000. The Clearing Agent provides through an Excess Securities Bond an additional aggregate protection of $24.5 million per account above SIPC.

     The services of the Clearing Agent include billing, credit control, receipt and custody and delivery of securities. The Clearing Agent provides the operational support necessary to process, record and maintain securities transactions for our brokerage and distribution activities. The total cost of the Clearing Agent's services is closely monitored to determine the feasibility of our providing these services ourselves.

     The Clearing Agent lends funds to our customers through the use of margin credit. These loans are made to customers on a secured basis, with the Clearing Agent maintaining collateral in the form of salable securities, cash or cash equivalents. Under the terms of our clearing agreement, we indemnify the Clearing Agent for any loss on these credit arrangements. As of March 31, 2001, we have $9.5 million of margin credit outstanding to our customers through our Clearing Agent. We have implemented policy to avoid possible defaults on margin loans. The net interest income to the Company from margin activities for the year ending December 31, 1999 and 2000 and for the three months ended March 31, 2001 was not material. Margin interest in 2000 was approximately 2.2% and at March 31, 2001 2.3% of revenues.


REGULATION

     The securities business is subject to extensive and frequently changing federal and state laws and substantial regulation under such laws by the Securities and Exchange Commission (the "Commission") and various state agencies and self-regulatory organizations, such as NASD Regulation, Inc. ("NASDR"), an arm of the NASD. We are registered as a broker-dealer with the Commission and are a member firm of the NASD. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, principally NASDR, which has been designated by the Commission as the Company's primary regulator. NASDR adopts rules (which are subject to approval by the Commission) that govern NASD members and conducts periodic examinations of member firms' operations. We are also subject to regulation by state securities administrators in those states in which we conduct business

     Broker-dealers are subject to regulations which cover all aspects of the securities business, including sales methods and supervision, trading practices, use and safekeeping of customers' funds and securities, capital structure of securities firms, record keeping and reporting, continuing education and the conduct of directors, officers and employees. Additional legislation, changes in rules promulgated by the Commission and self-regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules, may directly affect the mode of operation and profitability of broker-dealers.

     The Commission, self-regulatory organizations and state securities commissions may conduct administrative proceedings which can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the integrity of the securities markets.

     Our mutual fund distribution business is subject to extensive regulation as to duties, affiliations, conduct and limitations on fees under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Investment Company Act of 1940, as amended (the "1940 Act"), and the regulations of NASDR. As discussed above, the Company is a NASDR member. NASDR has prescribed rules (Rule 2830 of the NASDR Conduct Rules) with respect to maximum commissions, charges and fees related to investment in any open-end investment company registered under the 1940 Act.


NET CAPITAL REQUIREMENTS

     As a registered broker-dealer and a member firm of NASDR, we are subject to the net capital rule of the Securities and Exchange Commission (the "Commission"). The net capital rule, which specifies minimum net capital requirements for registered brokers and dealers, is designed to measure the general financial integrity and liquidity of a broker-dealer and requires that at least a minimum part of its assets be kept in relatively liquid form. Net capital is essentially defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings and less certain mandatory deductions that result from excluding assets not readily convertible into cash and from valuing certain other assets, such as a firm's positions in securities, conservatively.

     Among these deductions are adjustments in the market value of securities to reflect the possibility of a market decline prior to disposition. We have elected to compute our net capital under the standard aggregate indebtedness method permitted by the net capital rule, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a 15-to-1 ratio. Our required minimum net capital is now $100,000. As at March 31, 2001 we had NASD reported net capital of $712,552

     Failure to maintain the required net capital may subject a firm to suspension or expulsion by the NASD, the Commission and other regulatory bodies and ultimately may require its liquidation. We have met or exceeded all net capital requirements since the Company was started . The net capital rule also prohibits payments of dividends, redemption of stock and the prepayment or payment in respect of principal of subordinated indebtedness if net capital, after giving effect to the payment, redemption or repayment, would be less than a specified percentage of the minimum net capital requirement. Compliance with the net capital rule could limit those operations that require the intensive use of capital, such as underwriting and trading activities, and also could restrict our ability to withdraw capital, which in turn, could limit our ability to pay dividends, repay debt and redeem or purchase shares of our outstanding capital stock.


COMPETITION

     We encounter intense competition in all aspects of our securities business and compete directly with other securities firms, a significant number of which have greater capital and other resources. In addition to competition from firms currently in the securities business, there has recently been increasing competition from other sources, such as commercial banks and insurance companies offering financial services, and from other investment alternatives. We believes that the principal factors affecting competition in the securities industry are the quality and abilities of professional personnel, including their ability to effectuate a firm's commitments, and the quality, range and relative prices of services and products offered.

     Although we may expand the financial services we can render to our customers, we do not now offer as broad a range of financial services as national stock exchange member firms, commercial banks, insurance companies and others.

PERSONNEL

     At March 31, 2001, we had 13 full-time employees in addition to approximately 70 registered representatives. None of our personnel is covered by a collective bargaining agreement. We consider our relationships with our employees to be good.


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ITEM 2.   MANAGEMENT DISCUSSION AND ANALYSIS OF PLAN OF OPERATION
---------------------------------------------------------------------

OVERVIEW

     The following discussion should be read in conjunction with the Financial Statements of the Company and the Notes thereto appearing elsewhere herein.

OVERVIEW AND GENERAL INDUSTRY CONDITIONS

     Our primary sources of revenue are commissions earned from brokerage services. Our principal business activities are, by their nature, affected by many factors, including general economic and financial conditions, movement of interest rates, security valuations in the marketplace, regulatory changes, competitive conditions, transaction volume and market liquidity. Consequently, brokerage commission revenue and investment banking fees can be volatile. While we seek to maintain cost controls, a significant portion of our expenses is fixed and does not vary with market activity. As a result, substantial fluctuations can occur in our revenue and net income from period to period. Unless otherwise indicated, in this section, references to years are to fiscal years.

     The following table reflects items in the Statements of Operations as dollar amounts and as percentages of total revenue.

                                                YEAR ENDED DECEMBER 31
                                -----------------------------------------------------
                                        1999                            2000
                                ------------------------       ----------------------
                                AMOUNT           PERCENT       AMOUNT         PERCENT
                                ------           -------       ------         -------
REVENUE:
   Commissions .............    $  5,078,710     84.2%         $  8,398,636     86.2%
   Fees and other Income....    $    754,564     13.1%         $    214,379      2.2%
   Interest and Dividends...    $    153,739      2.7%         $  1,128,552     11.6%
                                ------------    -----          ------------    -----
   Total  Revenue               $  5,987,067    100.0%         $  9,741,567    100.0%

EXPENSES
    Brokerage ..............    $  4,160,812     69.5%         $  6,879,182     70.6%
    Clearing Fees ..........    $    632,376     10.6%         $    999,374     10.3%
    Management Fee .........    $    538,500      9.0%         $    -0-            0%
    Other Operating Exp ....    $    577,456      9.6%         $  2,294,198     23.6%
                                ------------    -----          ------------    -----
    Total Expense..........     $  5,909,144     98.7%         $ 10,172,754    104.5%
                                ------------    -----          ------------    -----

 INCOME FROM OPERATIONS         $     77,924     1.3%          $   (431,187)   ( 4.4%)
 Provision for Income Taxes     $    (20,469)     .4%          $   (172,475)    (1.8%)
                                ------------    -----          ------------    -----
NET INCOME                      $     57,454      .5%          $   (258,712)    (2.6%)



     Total revenue for the year ended December 31, 2000 increased by $3,754,500 or 62.7% to $10,072,814 from $5,909,144 for the prior comparable period. Revenue increased in most of our business areas during the year ended December 31, 2000

    Commission revenue increased by $3,319,926, or 62.2%, to $8,398,636 for the year ended December 31, 2000 from $5,078,710 for the prior year. The increase was due to the Company's business development activity, resulting in an increase in the number of clients and transactions.

     Fees from clearing and transaction charges and other income increased by $373, 988 or 49.5% to $1,128,552 for the year ended
December 31, 2000 from $754,564 for the prior year. This decrease was principally due to a decrease in transactional volume.

     Total operating expenses for the year ended December 31, 2000 increased by $4,263,610 or 72.1%, to $10,172,754 from $5,909,144 for the prior year.

     Brokerage expenses increased by $2,718,370, or 58.0%, to $6,879,182 for the year ended December 31, 2000 from $4,160,8912 for the prior year. This increase is attributable to increased sales volume and in the number of clients.

     Clearing Fees expenses increased by $366,988 or 58.0% to $999,374 for the year ended December 31, 2000 from $632,376 for the prior year. Similar to the increase in brokerage expense, this increase is attributable to the increase in registered representatives, resulting in increased sales volume and in the number of clients.

     The Management Fee expense decreased by $538,500 to $0 for the year ended December 31, 2000 from $538,500 for the prior year. The 1999 Management Fee had been charged by Raike & Associates L.L.C., an affiliated entity, for occupancy, business equipment and systems support and services as well as "back office" personnel. This management agreement has been terminated and we now pay for these services directly. See "Certain Transactions".

     Other operating expense increased by $1,716,742 or 297%, to $2,294,198 for the year ended December 31, 2000 from $577,456 for the prior year. This increase is attributable to the overall increase in our business, together with the need to add equipment and additional services necessary to support increased levels of activity. It includes, in addition, $673,848 of customer writeoffs due to defaults on margin indebtedness. We anticipate a lower rate of growth in this item for 2001, particularly through upgrades of our operating systems and equipment.

     Income tax expense decreased by $20,469 or 100% to $-0- for the year ended December 31, 2000, from $20,469 for the prior year. This decrease was due to operating loss experienced by the Company.

     Net income from operations decreased by $201,258 or 350.3%, to a net loss of $258,712 for the year ended December 31, 2000 from a $57,454 net profit for the prior year. The principal cause of this loss was the non-recurring writeoff referred to above of defaulted customer margin loans due chiefly to the precipitous decline in the market prices of a number of securities. We are pursuing our legal remedies to collect on this indebtedness. Absent this writeoff, which we expect to be non-reoccurring, we actually experienced an increase in our operating profit in 2000 due to growth in volume of transaction based fees, charges and commissions.

                                               THREE MONTHS ENDED MARCH 31
                                -----------------------------------------------------
                                        2000                            2001
                                ------------------------       ----------------------
                                AMOUNT           PERCENT       AMOUNT         PERCENT
                                ------           -------       ------         -------
REVENUES
   Commissions ..............   $  3,935,991     89.0%         $  1,319,785     81.4%
   Fees and other Income.....   $    415,073     10.5%         $    265,379     16.3%
   Interest and Dividends....   $     49,198      0.5%         $     38,124      2.3%
                                ------------    -----          ------------    -----
   Total Revenue                $  4,400,262    100.0%         $  1,623,288    100.0%

EXPENSES
    Brokerage ...............   $  3,463,538     78.7%         $  1,056,296     65.0%
    Clearing Fees ...........   $    323,382      7.3%         $    188,710     11.6%
    Other Operating Exp .....   $    550,007     12.5%         $    758,593     46.7%
                                ------------    -----          ------------    -----
    Total Expense............   $  4,331,929     98.4%         $  2,003,599    123.4%
                                ------------    -----          ------------    -----
INCOME FROM OPERATIONS          $     64,133      1.4%         $   (380,311)  ( 23.4%)
 Provision for Income Taxes     $      -0-        0.0%         $    -0-       (  0.0%)
                                ------------    -----          ------------    -----
NET INCOME                      $     64,334      1.4          $   (380,311)  ( 23.4%)



     Total revenue for the quarter ended March 31, 2001 decreased by $2,776,974 or 63% to $1,623,288 from $4,400,262 for the prior comparable period. This decline was due to a sharp reduction in securities transaction activity resulting from a general downward trend in securities prices.

     Commission revenue decreased by $2,616,206 or 66%, to $1,319,785 for the quarter ended March 31, 2001 from $3,935,991 for the prior year. The decrease was due to an overall decline in the Company's business, resulting in a decrease in the number of clients and transactions.

     Fees from clearing and transaction charges and other income decreased by $134,672 or 41% to $188,710 for the quarter ended March 31, 2001 from $323,282 for the prior year. This decrease was principally due to an overall decline in transactional business.

     Total operating expenses for the quarter ended March 31, 2001 decreased by $2,333,328 or 53%, to $2,003,599 from $4,331,929 for the prior year. This decrease resulted from a reduction in transaction costs associated with decreased securities volume.

     Brokerage expenses decreased by $2,407,242, or 69.5%, to $1,056,296 for the quarter ended March 31, 2001 from $3,463,538 for the prior year. This decrease is attributable to decreased sales volume and in the number of clients.

     Clearing Fees expenses decreased by $134,672 or 41.6 % to $188,710 for the quarter ended March 31, 2001 from $323,382 for the prior year. Similar to the decrease in brokerage expense, this decrease is attributable to the decreased transaction activity.

     Other operating expenses increased by $208,586 or 37.9%, to $758,593 for the quarter ended March 31, 2001 from $550,007 for the prior year. This increase is attributable to increased consulting fees and compensation packages.

     Income tax expense remained static at $0.00 or 100% to $0.00 for the quarter ended March 31, 2001, from $0.00 for the prior year. This was due to the fact that the firm has not owed any income tax.

     Net income from operations decreased by $316,977 or 494%, to a net loss of $380,311 for the quarter ended March 31, 2001 from a $64,133 net profit for the prior year. The principal cause of this loss was a decline in overall business.


LIQUIDITY AND CAPITAL RESOURCES

     Our assets are reasonably liquid with a substantial majority consisting of cash and cash equivalents, investment securities, and receivables from other broker-dealers and our clearing agent, all of which fluctuate depending upon the levels of customer business and trading activity. Receivables from broker-dealers and our clearing agent turn over rapidly. Both our total assets as well as the individual components as a percentage of total assets may vary significantly from period to period because of changes relating to customer demand, economic, market conditions and proprietary trading strategies. Our total net assets for the years ended December 31, 1999 and 2000, were $811,665 and $2,127,507.11, respectively. For the quarters ended March 31, 2000 and 2001 they were $2,647,211 and $1,795,902 respectively.

     As a broker-dealer, we are subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule15c3-1). The Rule requires maintenance of minimum net capital and that we maintain a ratio of aggregate indebtedness (as defined ) to net capital ( as defined ) not exceed 15 to 1. Our minimum net capital is $100,000. Under the Rule we are subject to certain restrictions on the use of capital and its related liquidity. Our net capital positions for the years ended December 31, 1999 and 2000 were $635,015 and $1,176,029 respectively. For the quarters ended March 31, 2000 and 2001 our net capital was $904,198 and $763,813, respectively. See "Business-- Government Regulation."

     Historically, we have financed its operations through cash flow from operations and the private placement of equity securities. We have not employed any significant leverage or debt.

     We believe that our capital structure is adequate for our current operations. We continually review our overall capital and funding needs to ensure that our capital base can support the estimated needs of the business. These reviews take into account business needs as well as the Company's regulatory capital requirements. Based upon these reviews, to take advantage of strong market conditions and to fully implement our expansion strategy, we believe that we will require increased net capital provided by the proceeds from private sales of its securities.

     The Company's cash and cash equivalents increased by $414,262 or 38% to $1,684,484 as of December 31, 2000, from $1,220,222 as of
December 31, 1999. This increase was due to the above-described expansion in the level of the Company's business activity. We experienced a decrease in cash and cash equivalents of $1,209,039 or 47% to $1,312,219 as of March 31, 2001 from $2,521,258 as of March
31, 2000, again principally due to a decline in securities activity.


EFFECTS OF INFLATION AND OTHER ECONOMIC FACTORS

     Market prices of securities are generally influenced by changes in rates of inflation, changes in interest rates and economic activity generally. Our revenues and net income are, in turn, principally affected by changes in market prices and levels of market activity. Moreover, the rate of inflation affects our expenses, such as employee compensation, occupancy expenses and communications costs, which may not be readily recoverable in the prices of services offered to our customers. To the extent inflation, interest rates or levels of economic activity adversely affect market prices of securities, our financial condition and results of operations will also be adversely affected.


-------------------------------------------------------------------
ITEM 3.  DESCRIPTION OF PROPERTY
-------------------------------------------------------------------

     Our principal executive offices are located at 275 Parkway 575, Suite 100, Woodstock, GA 30188 where the Company leases approximately 4,700 square feet of office space from White Mountain Partners, Inc. an affiliated entity. The lease for these premises expires in October, 2005. See "Certain Transactions."


-------------------------------------------------------------------
ITEM 4:   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT
-------------------------------------------------------------------

     The following table sets forth the record ownership of our Common Stock (the Company's only class of stock) as of March 31, 2001 as to (i) each person or entity who owns more than five percent

(5%) of any class of our Securities (including those shares subject to outstanding options), ( ii) each person named in the table appearing in "Remuneration of Directors and Officers", and ( iii) all officers and directors of the Company as a group.

NAME & ADDRESS                SHARES OWNED         PERCENT OF CLASS
--------------                ------------         ----------------

William J. Raike, III         3,284,000                  77.0%

Morris L. Brunson               386,000                   9.0%

William D. Bertsche             200,000                   4.5%
                              ---------                 -----
                       TOTAL  4,000,000                  90.5%


OFFICERS & DIRECTORS AS A GROUP

     To the best of our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock owned by them, subject to community property laws where applicable. The above referenced number of shares does not include shares available upon exercise of the options described in the table below.

     Other than Common Stock, we have no class of voting or non-voting stock outstanding.

     The following table sets forth the options, warrants and other rights to purchase our Common Stock as of March 31, 2001, as to i) each person or entity who owns more than five percent (5%) of any class of our securities (including those shares subject to outstanding options), ii) each person named in the table appearing in "Remuneration of Directors and Officers", and iii) all officers and directors of the Company as a group.

OPTIONS

TITLE AND AMOUNT OF SECURITIES CALLED FOR BY OPTIONS, WARRANTS OR
EXERCISE:

NAME & TITLE               RIGHTS     SHARES     PRICE    EXP. DATE
------------               ------     ------     -----    ---------

                           NONE ISSUED AT THIS TIME

OFFICERS & DIRECTORS
AS A GROUP                 NONE ISSUED AT THIS TIME

NOTE:   In December 1998, we adopted the 1998 Employee Stock Option
Plan, (the "Plan"). See below under "Executive Compensation." During 1998, 1999 and 2000 the Company did not grant any options or issue any shares under the Plan.

-------------------------------------------------------------------
ITEM 5:  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
         PERSONS
-------------------------------------------------------------------

     Set forth below is information regarding our directors and
executive officers.   We have no other management employees besides
those described below, and there are currently no other persons under consideration to become directors or executive officers.

NAME                           AGE      POSITION
----                           ---      --------

William J. Raike, III		42	Chairman, President and CEO

Shannon L. Raike                30      Executive Vice President,
                                        Treasurer and CFO

Morris L. Brunson		62	Director

William D. Bertsche		57	Director

Carrie Wisniewski		38	Director


     The Board of Directors has designated an Audit Committee of the Board of Directors consisting of two Directors, that will review the scope of accounting audits, review with the independent auditors the corporate accounting practices and policies and recommend to whom reports should be submitted within the Company, review with the independent auditors their final report, review with internal and independent auditors overall accounting and financial controls, and be available to the independent auditors during the year for consultation purposes. The Board of Directors has also designated a Compensation Committee of the Board of Directors consisting of three Directors, which will review the performance of senior management, recommend appropriate compensation levels and approve the issuance of stock options pursuant to the Company's stock option plan. All Directors and officers of the Company serve until their successors are duly elected and qualify.


William J. Raike, III, Chairman, President and CEO

     Mr. Raike's fifteen-year tenure in the financial services industry has been marked with numerous accomplishments. His brokerage career began as a Financial Consultant with a NASD member national brokerage firm where he started as a trainee and in less than five years was promoted to vice-president and branch manager in Atlanta, Ga. Mr. Raike later spent approximately two years with a NYSE Member Firm located in Richmond, Va and approximately two years as owner-operator an independent NASD member firm. Mr. Raike formed Raike Financial Group, Inc. in March of 1995 and through his extensive knowledge of the securities industry has been successful in growing the Company from 2 registered representatives and $200,000.00 in 1995 to over 100 registered representatives and approximately $10,000,000.00 in revenues in five years. Mr. Raike oversees all divisions of the Company holds the Series 4(Registered Options Principal), 7(General Securities Representative), 24(General Securities Principal), 55 (Equity Trader), 63(State Securities License) and 65(Registered Investment Advisor) licenses.


Shannon L. Raike, Vice President, Treasurer and CFO

     Shannon Raike graduated from Brenau College with an associates degree in accounting. Upon graduating from college in 1992, Mrs. Raike held an accounting position with Nuclear Support Services, Inc. where she gained extensive experience in corporate accounting and federal rules and regulations surrounding the nuclear power industry. Mrs. Raike also held previous positions with Associated Consumers and Henze Services, both in the nuclear power industry, in the accounting and payroll departments. Since Raike Financial's inception in 1995, Mrs. Raike has been the Chief Financial Officer in charge of all administrative and operational aspects of a broker/dealer. She is licensed in the Series 27(Financial Operations Principal) and 28(Introducing Broker-Dealer Financial Operations Principal) and acts as financial principal to the firm. Currently, she leads the operations and finance departments at Raike Financial Group, Inc.


Morris L. Brunson, Director

     Mr. Brunson graduated from Berry College in 1958 with a degree in Business Administration with a concentration in Accounting. His career has been spent in the accounting and financial areas primarily in the health care business. He was the Accounting Manager for Floyd Medical Center, a Cost Accountant for Ledbetter Construction Co. and has held several positions at the American Red Cross and the United Way. He retired from the firm in 1998 to pursue the management of several personal investments.

William D. Bertsche, Director

     Mr. Bertsche was educated at Santa Rosa College in Santa Rosa, CA and at River Falls College in WI. At an early age, Mr. Bertsche previously managed a family business in the dairy industry and since has managed several private business ventures. He is an entrepreneur and has been self employed for the better part of his life and spends his time managing his personal investments.

Carrie Wisniewski, Director

     Ms. Wisniewski has over 16 years of securities industry experience and has an MBA in finance as well as Certified Financial Planner. Ms. Wisniewski began her career at Merrill Lynch as a registered representative and later served in the compliance department. Most recently she was employed by the Atlanta district office of the NASD as a senior compliance examiner, where she earned several awards for outstanding achievements. In 1994, Carrie formed B/D Compliance Associates, Inc., an independent compliance consulting firm, where she serves as president. Carrie holds the Series 7 (General Securities Representative), Series 24 (General Securities Principal), Series 53 (Municipal securities Principal), Series 27 (Financial & Operations Principal), and Series 4 (Registered Options Principal) securities licenses. She also serves as an NASD arbitrator and an expert witness in cases involving NASD compliance issues.


-------------------------------------------------------------------
ITEM 6: EXECUTIVE COMPENSATION
-------------------------------------------------------------------

     The following table sets forth the current annual salaries of
i) each of our two highest-paid officers and ii) the Company's officers or directors as a group:

NAME OR IDENTITY OF GROUP       TITLE                      COMPENSATION
-------------------------       -----                      ------------

William J. Raike, III           Chairman, President        $  130,000
                                and CEO

Shannon L. Raike                Executive Vice-            $  120,000
                                President, Treasurer
                                and CFO

TOTAL SALARIES FOR THE
YEAR 2000 OF OFFICERS AND
DIRECTORS AS A GROUP                                       $  250,000

1) The Company's group life, health, hospitalization and other employee benefits do not discriminate scope, terms, or operations in favor of officers or directors and are available generally to all salaried employees.

STOCK OPTION PLAN. In January 1998, we adopted the 1998 Employee Stock Option Plan, (the "Plan"). The Plan is administered by a committee (the "Committee") consisting of the Board of Directors or a committee of the board. Under the Plan, the Committee may grant stock options, which may be incentive stock options ("ISO's") as defined in the Internal Revenue Code, stock awards or options which do not qualify as ISO's to employees and officers. All of our employees are eligible to participate in the Plan. During 1998, 1999, and 2000 we did not grant any options or issue any shares under the Plan.

OTHER COMPENSATION ARRANGEMENTS. We currently have 13 employees, all of whom are exempt employees, whose annual salaries range from $22,000 to $40,000 per year and who also have the option to receive standard coverage health care insurance and participation in an Employee Stock Option Plan described above.

Commencing with the year 1999 each of William J. Raike III and Shannon Raike receive cash compensation equal to one and a quarter percent (1.25%) of the gross revenues of the Company as shown by the audited financial statements. Payment is to be made on a quarterly basis based on unaudited figures, with an annual reconciliation once the audited figures are available. This compensation arrangement is in lieu of stock options or warrants and was authorized by a majority of the disinterested Directors of the Company as being in the best interests of the Company.

-------------------------------------------------------------------
ITEM 7: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------------------

     As of January 1, 1997 the Company entered into a Management Agreement with Raike & Associates, L.L.C., a Delaware limited liability company. The agreement provided that Raike & Associates, L.L.C. would lease real and personal property for the Company and provide certain specified record keeping and management services in exchange for a monthly management fee expressed as a percentage of income earned by the Company. This agreement was terminated in December 1998 when Raike Financial Group registered as a "C" corporation under Georgia law.

     The Company has outstanding loans to certain affiliated parties. As of December 31, 2000 Raike & Associates L.L.C., an affiliated company that previously provided management services to the Company, owed the Company $32,114.87. In addition, the Company had loans outstanding as of March 31, 2001 to William J. Raike, III of $31,554.29.

     Management has all business transactions and allocations of overhead between the Company and other companies such as Raike & Associates, L.L.C. approved by a committee of the Board of Directors composed of independent, outside directors. Furthermore, the compensation of the Company's President will be approved by the Compensation Committee of the Board of Directors, all of the members of which are independent, outside directors.

     Effective October 13, 2000, we signed a five year lease of approximately 4,500 square feet in the premises we currently occupy at a rate of $18 per square foot ($84,600 per year). The landlord is White Mountain Partners, Inc., a corporation wholly owned by William
J. Raike III and Shannon L. Raike. The signing of the lease was approved by a majority of the disinterested Directors of the Company at a meeting in which it was determined that the lease terms were not in excess of rentals for comparable space and a determination was made that the lease was in the best interests of the Company.

     Since March of 1995, B/D Compliance Associates, Inc. has provided regulatory consulting services for the Company, a company wholly owned by Carrie Wisniewski, a Director. These services have been approved by the Directors and are at a comparable rate charged by other unrelated compliance service providers.

-------------------------------------------------------------------
ITEM 8: DESCRIPTION OF SECURITIES
-------------------------------------------------------------------

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $0.01 per share.

COMMON STOCK

     As of March 31, 2001 there were 4,294,188 shares of Common
Stock issued and outstanding, held of record by 96 stockholders. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Stockholders do not have cumulative voting rights. Holders of Common Stock are entitled to receive ratably such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefore. See "Dividend Policy." In the event of a dissolution, liquidation or winding-up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Common Stock have no right to convert their Common Stock into any other securities. The Common Stock has no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of this Offering will be, duly authorized, validly issued, fully paid and nonassessable.


GEORGIA LAW AND CERTAIN CHARTER PROVISIONS

     The Charter of the Company provides that the Company shall indemnify its currently acting and its former Directors and officers against any and all liabilities and expenses incurred in connection with their services in such capacities to the maximum extent permitted by the Georgia Corporation Law, as from time to time amended (the "GCL"). If approved by the Board of Directors, the Company may indemnify its employees, agents and persons who serve or have served, at its request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture or other enterprise to the extent determined to be appropriate by the Board of Directors. The Company shall advance expenses to its Directors and officers entitled to mandatory indemnification to the maximum extent permitted by the Georgia Corporation Law and may in the discretion of the Board of Directors advance expenses to employees, agents and others who may be granted indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Furthermore, the Charter of the Company provides that, to the fullest extent permitted by the GCL as it may be amended from time to time, no Director or officer of the Company shall be liable to the Company or its stockholders for monetary damages arising out of events occurring at the time such person is serving as a Director or officer, regardless of whether such person is a Director or officer at the time of a proceeding in which liability is asserted. Under current Georgia law, the effect of this provision is to eliminate the rights of the Company and its stockholders to recover monetary damages from a Director or officer except (i) to the extent that it is proved that the Director or officer actually received an improper benefit, or profit in money, property, or services for the amount of the benefit or profit in money, property or services actually received, or (ii) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. In situations to which the Charter provision applies, the remedies available to the Company or a stockholder are limited to equitable remedies such as injunction or rescission.

                               PART II

-------------------------------------------------------------------
ITEM 1: MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS
-------------------------------------------------------------------

     Our Common Stock is not currently traded on any market. We intend to list our Common Stock on one or more publicly traded markets at such time as we become a reporting company under Securities and Exchange Commission regulations.

     We have not paid any cash dividends on our Common Stock and we anticipate that, for the foreseeable future, earnings, if any, will continue to be retained for use in our business. As of March 31, 2001, the number of record holders of the Company's Common Stock was 96.


-------------------------------------------------------------------
ITEM 2: LEGAL PROCEEDINGS
-------------------------------------------------------------------

     Many aspects of our business involve substantial risks of liability, including exposure under federal and state securities laws in connection with the distribution of mutual funds and other securities products and the providing of investment advisory services. We presently maintain an errors and omissions insurance policy insuring the Company and our registered representatives against these risks and in addition we hold a blanket broker bond to cover fraud. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions which generally seek rescission and substantial damages. Additionally, securities brokerage firms become subject to arbitration claims brought by dissatisfied customers in the general course of business. We have been and are currently a party to such proceedings, none of which has resulted or is expected to result in any material liability. Recent market volatility has also brought with it an increase in defaults in customer loans and in our corresponding pursuit of bad debts


-------------------------------------------------------------------
ITEM 3. CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS
-------------------------------------------------------------------

     None

-------------------------------------------------------------------
ITEM 4:  RECENT SALES OF UNREGISTERED SECURITIES
-------------------------------------------------------------------

    The Company engaged in the following sales of unregistered securities during the past three years:

     The Company sold no shares of Common Stock in 1998.

     In 1999 and 2000 the Company conducted a private placement of its Common Stock pursuant to Rule 506 of SEC Regulation D.
All shares were purchased for investment and not with a view to distribution. Certificates for all shares carry a restrictive legend preventing their further transfer absent registration or an exemption. In 1999, 70,200 shares were sold to 21 shareholders for $386,100. In 2000, 201,988 shares were sold to 66 shareholders for $1,110,934. Through the first quarter of 2001 ended March
31, 2001, 0 shares were sold to 0 shareholders for $ 0.

     Our president, William J. Raike III sold Common Stock in 1998 and 1999 in private sale transactions exempt from registration pursuant to section 4(2) of the Securities Act of 1933. All shares were purchased for investment and not with a view to distribution. Certificates for all shares carry a restrictive legend preventing their further transfer absent registration or an exemption. Proceeds of sale were contributed by Mr. Raike to the equity capital of the Company. No underwriting discounts or commissions were paid with respect to such sales.

     In making the sales described above, the Company and the
selling shareholder relied on Sections 3 and 4(2) of the
Securities Act of 1933 for exemption from the registration requirements of such Act. Each investor was personally known to Mr. Raike prior to making the investment and was furnished with information concerning the formation and operations of our Company, and each had the opportunity to verify the information supplied. Additionally, we obtained a signed representation from each of the foregoing persons in connection with the purchase of the Common Stock of his or her intent to acquire such Common Stock for the purpose of investment only, and not with a view toward the subsequent distribution thereof. Each of the certificates representing the Common Stock of the Company has been stamped with a legend restricting transfer of the securities represented thereby and we have issued stop transfer instructions to the Transfer Agent for
our Common Stock concerning all certificates representing   the
Common Stock issued in the above-described transactions. The above represent present-day ownership.

-------------------------------------------------------------------
ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------------------------------------------------------------------

     Our bylaws provide for indemnification of directors and officers to the full extent provided by law.

     Section 14-2-832 of the Georgia Business Corporation Act permits (and the Company's Certificate of Incorporation and Bylaws, which are incorporated by reference herein) authorize indemnification of directors and officers of the Company and officers and directors of another corporation, partnership, joint venture, trust, or other enterprise who serve at the request of the Company, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonable incurred by such person in connection with any action, suit or proceeding in which such person is a party by reason of such person being or having been a director or officer of the Company or at the request of the Company, if he conducted himself in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Company may not indemnify an officer or a director with respect to any claim, issue or matter as to which such officer or director shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. To the extent that an officer or director is successful on the merits or otherwise in defense on the merits or otherwise in defense of any action, suit or proceeding with respect to which such person is entitled to indemnification, or in defense of any claim, issue or matter therein, such person is entitled to be indemnified against expenses, including attorney's fees, actually and reasonably incurred by him in connection therewith.

     The circumstances under which indemnification is granted in an action brought on behalf of the Company are generally the same as those set forth above; however, expenses incurred by an officer or a director in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of final disposition upon receipt of an undertaking by or on behalf of such officer or director to repay such amount if it is ultimately determined that such officer or director is not entitled to indemnification by the Company.

     The Company also maintains insurance on its directors and officers, which covers liabilities under the federal securities laws.

                              PART F/S

-------------------------------------------------------------------
                        FINANCIAL STATEMENTS
-------------------------------------------------------------------

Davis
Auditing &
Accounting




                              AUDIT REPORT

                        RAIKE FINANCIAL GROUP, INC.

                          AS OF DECEMBER 31, 1999
















                    150 North Street, Canton, Ga.  30114
                   Phone (770) 479-5458  Fax (770) 479-7738

                          Raike Financial Group, Inc.
                                Table of Contents
                               December 31, 1999


     Page F-1                Independent Auditor's Report

     Page F-2                Balance Sheet

     Page F-4                Income Statement

     Page F-5                Statement of Cash Flows

     Page F-6                Statement of Stockholder's Equity

     Page F-7                Notes To Financial Statements

     Page F-9                Computation of Net Capital

     Page F-10               Other Information

     Page F-11               Internal Controls Report

     Page F-13               Supplementary Information Branches & Affiliates

     Page F-13               Income Statement - Boston, Ma. Branch

     Page F-14               Income Statement - Huntington, NY Branch

     Page F-15               Income Statement - Mutual Fund Depot

     Page F-16               Income Statement - Palm Beach, Fl. Branch

     Page F-17               Income Statement - Pittsburgh, Pa. Branch

     Page F-18               Income Statement - Westbury, NY Branch

     Page F-19               Income Statement - Woodstock Discount

     Page F-20               Income Statement - Yonker's NY Branch

Davis
Auditing &
Accounting



                   Independent Auditor's Report
                   ----------------------------


To:  Shareholders of Raike Financial Group, Inc.

We have audited the accompanying balance sheets of Raike Financial Group, Inc. as of December 31, 1999 and the related statements of income, retained earnings and cash flows for the period then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of Raike Financial Group, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under of the Securities Exchange Act of 1934. The supplementary information presented on pages 12 through 20 is presented for additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/Davis Auditing & Accounting

February 11, 2000



               401 East Main Street, Canton, Ga.  30114
               Phone (770) 479-5458  Fax (770) 479-7738

                      Raike Financial Group, Inc.
                             Balance Sheet
                        As of December 31, 1999

Assets

Current Assets
   Bank of Canton                                    17,853.56
   Bank of Canton                                   217,434.35
   Bank of North Georgia                            187,517.70
   Georgia First Bank                                 6,138.00
   Gwinnett National Bank - CD                      120,000.00
   Southwest Securities - Acat                       16,517.66
   Southwest (Clearing Deposits)                     50,517.81
   Southwest Securities - Investments                13,986.50
   Commissions Receivable                           589,952.96
   Insurance Receivables				303.61
                                                  ------------
      Total Current Assets                        1,220,222.15

Fixed Assets
   Furniture & Fixtures                                 696.37
   Computers & Equipment                             37,907.06
   Accumulated Depreciation                         (22,921.00)
                                                  ------------
      Total Fixed Assets                             15,682.43


Other Assets
   Order Flow Receivable                              1,282.28
   Loan to Affiliate                                 32,327.02
   CRD Deposits                                      13,786.24
   Due From Brokers                                  92,038.62
   Due From Bill Raike                               15,638.13
                                                  ------------
      Total Other Assets                            155,072.29
                                                  ------------
    Total Assets                                  1,390,976.87
                                                  ============

                      Raike Financial Group, Inc.
                            Balance Sheet
                        As of December 31, 1999


Liabilities

Current Liabilities
   Commissions Payable                              558,843.31
   Provision For Income Tax                          20,469.00
                                                  ------------
    Total Liabilities                               579,312.31
                                                  ------------

Stockholder's Equity
   Common Stock Of $.01 Par Value;
    20,000,000 Shares Authorized;
    4,070,200 Issued And Outstanding                 40,702.00
  Additional Paid In Capital                        734,343.45
  Retained Earnings                                  25,664.76
  Current Year Earnings (Deficit)                    57,454.35
  Treasury Stock                                    (49,500.00)
                                                  ------------
    Total Stockholders Equity                       811,664.56
                                                  ------------
Total Liabilities & Equity                        1,390,976.87
                                                  ============

                       Raike Financial Group, Inc.
                            Income Statement
                        As of December 31, 1999


Revenue
   Commissions                                    4,840,276.09
   Interest Income                                  153,738.79
   Other Fees                                       754,564.28
                                                  ------------
      Total Revenue                               5,748,579.16


Expenses
   Advertising                                        1,928.32
   Arbitration                                        5,100.00
   Automobile                                           405.97
   Bank Charges                                         421.29
   Clearing Costs                                   632,376.43
   Commissions to Brokers                         4,160,811.60
   Compliance                                        15,034.62
   Consultant Fees                                  293,421.32
   Customer Write-Offs                               23,851.06
   Depreciation                                      22,921.00
   DFB Expense                                          546.30
   Education & Seminars                               2,025.00
   Entertainment                                      2,749.20
   Errors & Omission Insurance                       28,094.56
   Fidelity Bond                                      4,540.00
   Insurance                                          2,441.60
   Licenses & Registration                           26,179.87
   Management Fee-Affiliate                         538,500.00
   Miscellaneous Expense                              1,544.21
   NASD/SIPC Assessments                              2,067.15
   Office Expense                                       232.00
   Office Supplies                                    2,690.45
   Printing                                           8,885.48
   Professional Fees                                 35,443.06
   Public Offering                                    5,600.00
   Publications                                          10.00
   RFG Magazine                                       2,858.62
   State Income Tax                                     250.00
   Telephone                                             62.99
    Travel                                           17,432.31
                                                  ------------
Total Expenses                                    5,838,424.41

Net Income (Loss) From Operations                   (89,845.25)


Other Income (Loss) From Branches And Affiliates
   Boston, Ma.                                      (15,146.83)
   Huntington, NY                                    39,835.97
   Mutual Fund Depot                                 (1,500.00)
   Palm Beach Garden, Fl.                            (3,547.17)
   Pittsburgh, Pa.                                   53,682.05
   Westbury, NY                                     107,997.00
   Woodstock Discount                                (8,195.42)
   Yonkers, NY                                       (5,357.00)
                                                  ------------

Total Other Income (Loss) From
  Branches And Affiliates                           167,768.60
Net Income Before Provision For Income Tax           77,923.35
                                                  ------------
Provision For Income Tax                             20,469.00
                                                  ------------
Net Income                                           57,454.35
                                                  ============

                          Raike Financial Group, Inc.
                            Statement of Cash Flows
                            As of December 31, 1999


Cash flows from operating activities

Net Income                                                        57,454.35

Adjustments To Reconcile Net Loss To Net Cash
  Used In Operating Activities:
    Depreciation                                                  22,921.00
    Increase In Commissions Receivable                          (245,021.28)
    Increase In Insurance Receivable                                (201.36)
    Increase In CRD Deposits                                     (11,402.66)
    Increase In Broker Receivable                                (89,347.32)
    Increase In Order Flow Receivable                             (1,282.28)
    Increase In Commissions Payable                              326,895.42
    Decrease In Management Fee Payable                           (55,000.00)
    Increase In Income Tax Payable                                20,469.00
                                                               ------------
    Net Cash Provided (Used) By Operating Activities              25,484.87

Cash Flows From Investing Activities
   Purchase Of Investment Securities                             (13,986.50)
   Fixed Asset Purchases                                         (38,603.43)
   Loan Repaid By Affiliate                                        9,000.00
   Loans To Shareholders                                          (3,000.00)
                                                               ------------
    Net Cash Provided (Used) By Investing Activities             (46,589.93)


Cash Flows From Financing Activities
    Receipt On Sale Of Capital Stock                             386,099.97
    Treasury Stock Purchase                                      (49,500.00)

    Net Cash Provided (Used) By Financing Activities             336,599.97
                                                               ------------

        Increase (Decrease) In Cash And Cash Equivalents         315,494.91

Cash, January 1, 1999                                            300,484.17
                                                               ------------
Cash, December 31, 1999                                          615,979.08
                                                               ============

                         Raike Financial Group, Inc.
                      Statement of Stockholders Equity
                           As of December 31, 1999

                                            Additional     Retained                      Total
                                 Common       Paid-In      Earnings      Treasury     Stockholders
                                  Stock       Capital      (Deficit)       Stock         Equity
                                ----------  -----------    ----------    ----------   -------------

Balance at January 1, 1999      $40,000.00  $351,945.48    $25,664.76    $     0.00    $ 417,610.24

Capital Contributed                 702.00   385,397.97          0.00          0.00      386,099.97

Treasury Stock                        0.00         0.00          0.00   ( 49,500.00)     (49,500.00)

Net income (loss)                     0.00         0.00     57,454.35          0.00       57,454.35
                                -------------------------------------------------------------------
Balance at December 31, 1999    $40,702.00  $737,343.45    $83,119.11   ($49,500.00)   $ 811,664.56
                                ===================================================================


                       Raike Financial Group, Inc.
                     Notes To Financial Statements
                         As of December 31, 1999

1.  General Information and Accounting Policies

    Raike Financial Group, Inc. (the Company) was organized on March 8, 1995 to provide brokerage and investment services to clients. The financial statements of the Company will be prepared on an accrual basis in conformity with generally accepted accounting principles.


2.  Cash and Cash Equivalents

    The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Short term investments are stated at cost, which approximates market value.


    Included in cash is a liability security deposit of $50,517.81 held on deposit by Southwest Securities, Inc. as a condition of their clearing agreement. The Company uses Southwest Securities, Inc. as its clearing house.


3.  Marketable Securities

    The Company purchased marketable securities in the amount of $13,986.50 which are being reflected at cost using the lower of cost or market valuation method. The Company does not expect to hold securities on a long term basis.


4.  Transactions with Affiliates

    The Company has a management agreement with Raike & Associates, LLC. that allows Raike & Associates LLC. to provide management and administrative services to the Company. This agreement will be discontinued in the year 2000. Raike & Associates LLC. has a loan due to the Company in the amount of $32,327.02 as of December 31, 1999. Furthermore, William Raike, President of the Company, has a loan outstanding from the Company in the amount of $15,638.13 as of December 31, 1999.


5.  Public Offering Of Securities

    The Company is offering 1,000,000 shares of stock for sale to the public. As of December 31, 1999, the Company has issued 70,200 shares to shareholders and received $386,099.97 in cash as a result of the sale.

6.  Income Tax

    As of January 1, 1999, the company revoked its S-Corporation election and will now be treated as a C-Corporation for income tax purposes. The Company has a tax liability of $20,469 for the year ended December 31, 1999.


7.  Contingent Liabilities

    The Company is involved in various claims and legal proceedings of a nature considered normal for its business, including customer claims of unsuitable investments on the customer's behalf. While it is not feasible to predict or determine the outcome of any of these cases, it is the opinion of management that their outcome will not have a material adverse effect on the financial position of the Company.


8.  Net Capital Requirements

    The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 1999, the Company had net capital of $635,015.24, which was $535,015.24 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .9123 to 1.

                                  Schedule I

                           Raike Financial Group, Inc.
                  Computation of Net Capital Under Rule 15C3-1
                            As of December 31, 1999


Net Assets                                            1,390,976.87
Aggregate Indebtedness                                 (579,312.31)
                                                     -------------
Net Assets                                              811,664.56
Non-Allowable Assets                                   (170,754.72)
                                                     -------------

Tentative Net Capital                                   640,909.84
Haircuts                                                 (5,894.60)
                                                     -------------
Net Capital                                             635,015.24
Minimum net capital                                     100,000.00
                                                     -------------
Excess net capital                                      535,015.24
                                                     =============



Aggregate indebtedness to net capital ratio

Aggregate indebtedness                                  579,312.31

Net capital                                             635,015.24

Ratio                                                     91.23%

                                 Schedule II

                          Raike Financial Group, Inc.
                                Other Information
                             As of December 31, 1999

The following statements and computations are not applicable at December 31, 1999, and for the period then ended and, accordingly, are not included herein:

        Computation for determination of the reserve requirement under Exhibit A or S.E.C. Rule 15c3-3.

        Information relating to the possession or control requirements under S.E.C. Rule 15c3-3.

        Statement of Changes in Liabilities Subordinated to claims of General Creditors.

        There are no material reconciling items between the amounts presented on Schedule I and the amounts as reported in the Company's FOCUS report as of December 31, 1999. Therefore, no reconciliation of the two computations is deemed necessary.

Davis
Auditing &
Accounting




February 11, 2000


Raike Financial Group, Inc.
150 Interstate North Parkway
Suite 220
Atlanta, Ga.  30339

Dear Sir,

In planning and performing our audit of the financial statements of Raike Financial Group, Inc. for the year ended December 31, 1999, we considered its internal control structure, in order to determining our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

This study and evaluation include the accounting system and the practices and procedures followed by the Company in making periodic computations of net capital under Rule 17a-3(1)(11). The Company is exempt from the provisions of Rule 15(c)(3)-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph
(k)(2)(B) of the Rule. The Company does not handle securities; accordingly, it has not established procedures for safeguarding securities. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance on the system of internal control structure in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to assist the auditor in planning and performing his examination of financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above mentioned objectives.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any




             401 East Main Street Canton, Ga.  30114
             Phone (770) 479-5458  Fax (770) 479-7738
evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplished the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its proposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 1999, to meet the Commissions objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.


/s/Davis Auditing & Accounting, CPA

                         Raike Financial Group, Inc.
                       Supplementary Income Statement
                           As of December 31, 1999
                              Boston, Ma. Branch


Revenues                                                0.00

Expenses
   Wages                                            7,022.50
   Employer Payroll Tax                               661.11
   Commissions                                      6,449.82
   Miscellaneous Expense                            1,013.40
                                                 -----------
Total Expense                                      15,146.83
                                                 -----------
Net Income (Loss)                                 (15,146.83)
                                                 ===========

                         Raike Financial Group, Inc.
                      Supplementary Income Statement
                          As of December 31, 1999
                           Huntington, NY Branch


Revenues                                           46,068.00

Expenses
   Registration & Fees                              6,232.03
                                                 -----------
Total Expense                                       6,232.03
                                                 -----------
Net Income (Loss)                                  39,835.97
                                                 ===========

                          Raike Financial Group, Inc.
                         Supplementary Income Statement
                             As of December 31, 1999
                               Mutual Fund Depot


Revenues                                               0.00

Expenses
   Office Expense                                   1,500.00
                                                 -----------
Total Expenses                                      1,500.00
                                                 -----------
Net Income                                         (1,500.00)
                                                 ===========

                          Raike Financial Group, Inc.
                         Supplementary Income Statement
                            As of December 31, 1999
                            Palm Beach, Fl. Branch

Revenues                                           10,393.02

Expenses
   Commissions                                      8,000.00
   Office Expense                                     948.70
   Rent                                             3,440.36
   Repairs & Maintenance                            1,175.75
   Utilities                                          375.38
                                                 -----------
Total Expenses                                     13,940.19
                                                 -----------
Net Income                                         (3,547.17)
                                                 ===========

                         Raike Financial Group, Inc.
                      Supplementary Income Statement
                          As of December 31, 1999
                          Pittsburgh, Pa. Branch



Revenues                                           66,792.00

Expenses
   Registration & Fees                              8,812.45
   Telephone                                        4,297.50
                                                 -----------
Total Expenses                                     13,109.95
                                                 -----------
Net Income                                         53,682.05
                                                 ===========

                           Raike Financial Group, Inc.
                          Supplementary Income Statement
                             As of December 31, 1999
                               Westbury, NY. Branch


Revenue                                           109,306.00

Expenses
   Registration & Fees                              1,309.00
                                                 -----------
 Total Expenses                                     1,309.00
                                                 -----------
Net Income                                        107,997.00
                                                 ===========

                           Raike Financial Group, Inc.
                          Supplementary Income Statement
                             As of December 31, 1999
                                 Woodstock Discount


Revenue                                             5,824.50

Expenses
   Advertising                                      8,424.42
                                                 -----------
Total Expenses                                      8,424.42
                                                 -----------
Net Income                                         (8,195.42)
                                                 ===========

                           Raike Financial Group, Inc.
                         Supplementary Income Statement
                            As of December 31, 1999
                              Yonker's NY Branch

Revenues                                               50.00

Expenses
  Registration & Fees                               5,407.00
                                                 -----------
Total Expenses                                      5,407.00
                                                 -----------
Net Income                                         (5,357.00)
                                                 ===========

Davis
Auditing &
Accounting




                              AUDIT REPORT

                        RAIKE FINANCIAL GROUP, INC.

                          AS OF DECEMBER 31, 2000
















                    150 North Street, Canton, Ga.  30114
                   Phone (770) 479-5458  Fax (770) 479-7738

                          Raike Financial Group, Inc.
                              Table of Contents
                              December 31, 2000


Page F-21                 Independent Auditor's Report

Page F-22                 Balance Sheet

Page F-24                 Income Statement

Page F-25                 Statement of Cash Flows

Page F-26                 Statement of Stockholder's Equity

Page F-27                 Notes To Financial Statements

Page F-29                 Computation of Net Capital

Page F-30                 Other Information

Page F-31                 Internal Controls Report

Davis
Auditing &
Accounting


                  Independent Auditor's Report
                  ----------------------------


To:  Shareholders of Raike Financial Group, Inc.

We have audited the accompanying balance sheets of Raike Financial Group, Inc. as of December 31, 2000 and the related statements of income, retained earnings and cash flows for the period then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of Raike Financial Group, Inc. as of December 31, 2000, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934


/s/Davis Auditing & Accounting


Davis Auditing & Accounting
February 7, 2001





                   150 North Street, Canton, Ga.  30114
                  Phone (770) 479-5458  Fax (770) 479-7738

                         Raike Financial Group, Inc.
                                Balance Sheet
                           As of December 31, 2000

Assets
Current Assets
   Cash & cash equivalents                                 $    917,327
   Southwest Securities - investments                           194,563
   Commissions receivable                                       312,704
   Mortgage receivable                                          259,890
                                                           ------------
      Total Current Assets                                    1,684,484

Fixed Assets
   Furniture & fixtures                                           4,340
   Computers & equipment                                         58,337
   Accumulated depreciation                                     (34,010)
                                                           ------------
      Total Fixed Assets                                         28,667

Other Assets
   Order flow receivable                                            628
   Employee advance                                                  87
   Deferred tax provision                                       172,475
   Loan to affiliate                                             32,115
   Loan receivable                                              112,500
   CRD deposits                                                   2,387
   Due from brokers                                              78,899
   Due from Bill Raike                                           15,265
                                                           ------------
      Total Other Assets                                        414,356
                                                           ------------
    Total Assets                                           $  2,127,507
                                                           ============

                         Raike Financial Group, Inc.
                                Balance Sheet
                           As of December 31, 2000

Liabilities

Current Liabilities
   Accounts payable                                        $     41,696
   Commissions payable                                          213,988
   Short sells                                                   22,663
   Trading margin                                               185,752
                                                           ------------
    Total Liabilities                                           464,099
                                                           ------------
Stockholder's Equity
  Common Stock of $.01 par value;
    20,000,000 shares authorized;
    4,294,188 issued and outstanding                             42,942
  Additional paid in capital                                  1,870,309
  Retained earnings                                              83,119
  Current year earnings (deficit)                              (258,712)
  Treasury stock                                                (74,250)
                                                           ------------
    Total Stockholders Equity                                 1,663,408
                                                           ------------
Total Liabilities & Equity                                 $  2,127,507
                                                           ============

                          Raike Financial Group, Inc.
                               Income Statement
                            As of December 31, 2000

Revenue
   Commissions                                             $  8,398,636
   Interest income                                              214,379
   Other fees                                                 1,128,552
                                                           ------------
      Total Revenue                                           9,741,567

Expenses
   Commissions to brokers                                     6,879,182
   Clearing costs                                               999,374
   General & Administrative costs                             2,294,198
                                                           ------------
Total Expenses                                               10,172,754
                                                           ------------

Net Income (Loss) From Operations                              (431,187)

Provision For Income Tax                                       (172,475)
                                                           ------------
Net Income                                                    ($258,712)
                                                           ============

                           Raike Financial Group, Inc.
                             Statement of Cash Flows
                             As of December 31, 2000


Cash Flows From Operating Activities

Net Income                                                   ($   258,712)
Adjustments to reconcile net loss to net cash
    Used in operating activities:
    Depreciation                                                   11,089
    Decrease in commissions receivable                            277,249
    Decrease in insurance receivable                                  304
    Decrease in CRD deposits                                       11,398
    Decrease in broker receivable                                  13,140
    Decrease in order flow receivable                                 654
    Increase in employee advance                                      (87)
    Increase in loan receivable                                  (112,500)
    Increase in mortgage receivable                              (259,890)
    Increase in deferred tax asset                               (172,475)
    Decrease in commissions payable                              (344,855)
    Increase in accounts payable                                   41,696
    Increase in short sells                                        22,663
    Increase in trading margin                                    185,752
    Increase in income tax payable                                (20,469)
                                                              -----------
     Net Cash Provided (Used) By Operating Activities            (605,043)

Cash Flows From Investing Activities
   Purchase of investment securities                             (180,576)
   Fixed asset purchases                                          (24,074)
   Loan repaid by affiliate                                           212
   Loans to shareholders                                              373
                                                              -----------
    Net Cash Provided (Used) By Investing Activities             (204,065)

Cash Flows From Financing Activities
    Receipt on sale of capital stock                            1,135,206
    Treasury stock purchase                                       (24,750)
                                                              -----------
     Net Cash Provided (Used) By Financing Activities           1,110,456

Increase In Cash And Cash Equivalents                             301,348

Cash, January 1, 2000                                             615,979
                                                              -----------
Cash, December 31, 2000                                       $   917,327
                                                              ===========

                         Raike Financial Group, Inc.
                      Statement of Stockholders Equity
                           As of December 31, 2000


                                            Additional    Retained                      Total
                                 Common       Paid-In     Earnings      Treasury     Stockholders
                                  Stock       Capital     (Deficit)       Stock         Equity

Balance at January 1, 2000      $  40,827   $  737,218    $  83,119    ($  49,500)   $   811,664

Capital Contributed                 2,240    1,132,966            0             0      1,135,206

Treasury Stock                          0            0            0       (24,750)       (24,750)

Net income (loss)                       0            0     (258,712)            0       (258,712)
                                ----------------------------------------------------------------
Balance at December 31, 2000    $  42,942   $1,870,309   ($ 175,593)    ($ 74,250)    $1,663,408
                                ================================================================


                         Raike Financial Group, Inc.
                        Notes To Financial Statements
                           As of December 31, 2000


1.    General Information and Accounting Policies

      Raike Financial Group, Inc. (the Company) was organized on March 8, 1995 to provide brokerage and investment services to clients. The financial statements of the Company will be prepared on an accrual basis in conformity with generally accepted accounting principles.


2.    Cash and Cash Equivalents

      The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.
      Short term investments are stated at cost, which approximates market value.

      Included in cash is a liability security deposit of $150,692 held on deposit by Southwest Securities, Inc. as a condition of their clearing agreement. The Company uses Southwest Securities, Inc. as its clearing house.


3.    Marketable Securities

      The Company purchased marketable securities in the amount of $194,563 which are being reflected at cost using the lower of cost or market valuation method. The Company does not expect to hold securities on a long term basis.


4.    Transactions with Affiliates

      William Raike, President of the Company, has a loan outstanding from the Company in the amount of $15,265 as of December 31, 2000. Raike & Associates, an affiliate of the Company, has a loan outstanding from the Company in the amount of $32,115 as of December 31, 2000.


5.    Private Placement Of Securities


      In 1999 and 2000 the Company sold shares of stock. For the year ended December 31, 2000, the Company issued 223,988 shares to shareholders and received $1,231,934 in cash as a result of the sale.


6.    Income Tax

      As of December 31, 2000, the Company has a net operating loss carryforward in the amount of $431,187 which has resulted in a deferred tax asset in the amount of $172,475. This loss can be used to offset future taxable income. If not used this loss carryforward and deferred tax asset will expire in the year 2015.


7.    Contingent Liabilities

      The Company is involved in various claims and legal proceedings of a nature considered normal for its business, including customer claims of unsuitable investments on the customer's behalf. While it is not feasible to predict or determine the outcome of any of these cases, it is the opinion of management that their outcome will not have a material adverse effect on the financial position of the Company.

8.    Net Capital Requirements

      The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2000, the Company had net capital of $1,176,029, which was $1,076,029 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .3946 to 1.

                                Schedule I

                         Raike Financial Group, Inc.
                  Computation of Net Capital Under Rule 15C3-1
                          As of December 31, 2000

Net Assets                                   $  2,127,507

Aggregate Indebtedness                           (464,099)
                                             ------------
Net Assets                                      1,663,408
Non-Allowable Assets                            (443,023)
                                             ------------
Tentative Net Capital                           1,220,385
Haircuts                                          (44,356)
                                             ------------
Net Capital                                     1,176,029
Minimum net capital                               100,000
                                             ------------
Excess net capital                           $  1,076,029
                                             ============


Aggregate indebtedness to net capital ratio


Aggregate indebtedness                       $    464,099


Net capital                                  $  1,176,029


Ratio                                            39.46%

                                Schedule II

                        Raike Financial Group, Inc.
                             Other Information
                          As of December 31, 2000



The following statements and computations are not applicable at December 31, 2000, and for the period then ended and, accordingly, are not included herein:

        Computation for determination of the reserve requirement under Exhibit A or S.E.C. Rule 15c3-3.

        Information relating to the possession or control requirements under S.E.C. Rule 15c3-3.

        Statement of Changes in Liabilities Subordinated to claims of General Creditors.

        There are no material reconciling items between the amounts presented on Schedule I and the amounts as reported in the Company's FOCUS report as of December 31, 2000. Therefore, no reconciliation of the two computations is deemed necessary.

Davis
Auditing &
Accounting




February 7, 2001


Raike Financial Group, Inc.
150 Interstate North Parkway
Suite 220
Atlanta, Ga.  30339

Dear Sir,

In planning and performing our audit of the financial statements of Raike Financial Group, Inc. for the year ended December 31, 2000, we considered its internal control structure, in order to determining our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

This study and evaluation include the accounting system and the practices and procedures followed by the Company in making periodic computations of net capital under Rule 17a-3(1)(11). The Company is exempt from the provisions of Rule 15(c)(3)-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph
(k)(2)(B) of the Rule. The Company does not handle securities; accordingly, it has not established procedures for safeguarding securities. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance on the system of internal control structure in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to assist the auditor in planning and performing his examination of financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above mentioned objectives.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any


                150 North Street Canton, Ga.  30114
              Phone (770) 479-5458  Fax (770) 479-7738
evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplished the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its proposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2000, to meet the Commissions objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.


/s/Davis Auditing & Accounting, CPA

Davis
Auditing &
Accounting




                              AUDIT REPORT

                        RAIKE FINANCIAL GROUP, INC.

                          AS OF MARCH 31, 2001
















                    150 North Street, Canton, Ga.  30114
                   Phone (770) 479-5458  Fax (770) 479-7738

                          Raike Financial Group, Inc.
                              Table of Contents
                               March 31, 2001


Page F-35                 Independent Auditor's Report

Page F-36                 Balance Sheet

Page F-38                 Income Statement

Page F-39                 Statement of Cash Flows

Page F-40                 Statement of Stockholder's Equity

Page F-41                 Notes To Financial Statements

Page F-43                 Computation of Net Capital

Page F-44                 Other Information

Page F-45                 Internal Controls Report

Davis
Auditing &
Accounting


                 Independent Auditor's Report
                 ----------------------------


To:  Shareholders of Raike Financial Group, Inc.

We have audited the accompanying balance sheets of Raike Financial Group, Inc. as of March 31, 2001 and the related statements of income, retained earnings and cash flows for the period then ended. These financial statements are the responsibility of the company's management.
 Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of Raike Financial Group, Inc. as of March 31, 2001, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934.

/s/Davis Auditing & Accounting

Davis Auditing & Accounting
July 9, 2001









               150 North Street, Canton, Ga.  30114
             Phone (770) 479-5458  Fax (770) 479-7738

                         Raike Financial Group, Inc.
                               Balance Sheet
                            As of March 31, 2001


Assets

Current Assets
  Cash & cash equivalents                              $   755,919
  Southwest Securities - investments                       170,323
  Commissions receivable                                   385,977
                                                       -----------
     Total Current Assets                                1,312,219


Fixed Assets
  Furniture & fixtures                                       4,340
  Computers & equipment                                     61,287
  Accumulated depreciation                                 (36,361)
                                                       -----------
     Total Fixed Assets                                     29,266


Other Assets
  Order flow receivable                                      1,479
  Deferred tax provision                                   334,038
  Loan to affiliate                                         34,115
  Loan receivable                                          125,000
  CRD deposits                                               1,622
  Due from brokers                                          85,820
  Due from Bill Raike                                       31,554
                                                       -----------
     Total Other Assets                                    613,628
                                                       -----------
     Total Assets                                      $ 1,955,113
                                                       ===========

                         Raike Financial Group, Inc.
                               Balance Sheet
                            As of March 31, 2001


Liabilities

Current Liabilities
  Accounts payable                                     $    81,536
  Commissions payable                                      293,886
  Short sells                                                  200
  Trading margin                                           137,182
                                                       -----------
     Total Liabilities                                     512,805

Stockholder's Equity
  Common Stock of $.01 par value;
    20,000,000 shares authorized;
    5,201,572 issued and outstanding                        52,016
  Additional paid in capital                             1,861,235
  Retained earnings                                       (175,593)
  Current year earnings (deficit)                         (221,099)
  Treasury stock                                           (74,250)
                                                       -----------
     Total Stockholders Equity                           1,442,309
                                                       -----------
        Total Liabilities & Equity                     $ 1,955,113
                                                       ===========

                         Raike Financial Group, Inc.
                              Income Statement
                            As of March 31, 2001


Revenue
  Commissions                                          $ 1,364,057
  Interest income                                           38,124
  Other fees                                               221,106
                                                       -----------
     Total Revenue                                       1,623,287


Expenses
  Commissions to brokers                                 1,056,295
  Clearing costs                                           188,710
  General & Administrative costs                           760,945
                                                       -----------
     Total Expenses                                      2,005,950
                                                       -----------

Net Income (Loss) From Operations                         (382,662)

Provision For Income Tax                                  (161,563)
                                                       -----------
Net Income                                               ($221,099)
                                                       ===========

                        Raike Financial Group, Inc.
                          Statement of Cash Flows
                           As of March 31, 2001


Cash Flows From Operating Activities

Net Income                                                       ($221,099)
Adjustments to reconcile net loss to net cash
  Used in operating activities:
    Depreciation                                                     2,351
    Increase in commissions receivable                             (73,273)
    Decrease in CRD deposits                                           765
    Increase in broker receivable                                   (6,921)
    Increase in order flow receivable                                 (851)
    Decrease in employee advance                                        87
    Increase in loan receivable                                    (12,500)
    Decrease in mortgage receivable                                259,890
    Increase in deferred tax asset                                (161,563)
    Increase in commissions payable                                 79,898
    Increase in accounts payable                                    39,840
    Decrease in short sells                                        (22,463)
    Decrease in trading margin                                     (48,570)
    Increase in income tax payable                                       0
                                                               -----------
    Net Cash Provided (Used) By Operating Activities              (164,409)

Cash Flows From Investing Activities
    Sale of investment securities                                   24,240
    Fixed asset purchases                                           (2,950)
    Loan to affiliate                                               (2,000)
    Loans to shareholders                                          (16,289)
                                                               -----------
    Net Cash Provided (Used) By Investing Activities                 3,001

Cash Flows From Financing Activities
    Receipt on sale of capital stock                                     0
    Treasury stock purchase                                              0
                                                               -----------
    Net Cash Provided (Used) By Financing Activities                     0

Increase In Cash And Cash Equivalents                             (161,408)

Cash, December 31, 2000                                            917,327
                                                               -----------
Cash, December 31, 2000                                        $   755,919
                                                               ===========

                         Raike Financial Group, Inc.
                      Statement of Stockholders Equity
                           As of March 31, 2001


                                            Additional    Retained                      Total
                                 Common       Paid-In     Earnings      Treasury     Stockholders
                                  Stock       Capital     (Deficit)       Stock         Equity

Balance at January 1, 2001      $  52,016   $1,861,235    ($175,593)    ($74,250)     $1,663,408

Capital Contributed                     0            0            0            0               0

Treasury Stock                          0            0            0            0               0

Net income (loss)                       0            0     (221,099)           0        (221,099)
                                ----------------------------------------------------------------
Balance at March 31, 2001       $  52,016   $1,861,235    ($396,692)    ($74,250)     $1,442,309
                                ================================================================


                         Raike Financial Group, Inc.
                        Notes To Financial Statements
                               March 31, 2001


1.  General Information and Accounting Policies

    Raike Financial Group, Inc. (the Company) was organized on March 8, 1995 to provide brokerage and investment services to clients. The financial statements of the Company will be prepared on an accrual basis in conformity with generally accepted accounting principles.


2.  Cash and Cash Equivalents

    The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Short term investments are stated at cost, which approximates market value.

    Included in cash is a liability security deposit of $125,000 held on deposit by Southwest Securities, Inc. as a condition of their clearing agreement. The Company uses Southwest Securities, Inc. as its clearing house.


3.  Marketable Securities

    The Company purchased marketable securities in the amount of $147,556 which are being reflected at cost using the lower of cost or market valuation method. The Company does not expect to hold securities on a long term basis.


4.  Transactions with Affiliates

    William Raike, President of the Company, has a loan outstanding from the Company in the amount of $31,554 as of March 31, 2001. Raike & Associates, an affiliate of the Company, has a loan outstanding from the Company in the amount of $34,115 as of March 31, 2001.


5.  Income Tax

    As of March 31, 2001, the Company has a net operating loss carryforward in the amount of $396,692 which has resulted in a deferred tax asset in the amount of $334,038. This loss can be used to offset future taxable income. If not used this loss carryforward and deferred tax asset will expire in the year 2015.


6.  Contingent Liabilities

    The Company is involved in various claims and legal proceedings of a nature considered normal for its business, including customer claims of unsuitable investments on the customer's behalf. While it is not feasible to predict or determine the outcome of any of these cases, it is the opinion of management that their outcome will not have a material adverse effect on the financial position of the Company.

                         Raike Financial Group, Inc.
                        Notes To Financial Statements
                               March 31, 2001

7.  Net Capital Requirements

    The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On March 31, 2001, the Company had net capital of $760,241, which was $660,241 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .6745 to 1.

                               Schedule I


                       Raike Financial Group, Inc.
               Computation of Net Capital Under Rule 15C3-1
                          As of March 31, 2001



Net Assets                                              $ 1,955,113
Aggregate Indebtedness                                     (512,805)
                                                        -----------
Net Assets                                                1,442,309
Non-Allowable Assets                                       (642,894)
                                                        -----------
Tentative Net Capital                                       799,415
Haircuts                                                    (39,174)
                                                        -----------
Net Capital                                                 760,241
Minimum net capital                                         100,000
                                                        -----------
Excess net capital                                      $   660,241
                                                        ===========


Aggregate indebtedness to net capital ratio

Aggregate indebtedness                                  $   512,805

Net capital                                             $   760,241

Ratio                                                        67.45%

                                Schedule II

                        Raike Financial Group, Inc.
                             Other Information
                           As of March 31, 2001


The following statements and computations are not applicable at March 31, 2001, and for the period then ended and, accordingly, are not included herein:

        Computation for determination of the reserve requirement under Exhibit A or S.E.C. Rule 15c3-3.

        Information relating to the possession or control requirements under S.E.C. Rule 15c3-3.

	Statement of Changes in Liabilities Subordinated to claims of General Creditors.

	There are no material reconciling items between the amounts presented on Schedule I and the amounts as reported in the Company's FOCUS report as of March 31, 2001. Therefore, no reconciliation of the two computations is deemed necessary.

Davis
Auditing &
Accounting



July 9, 2001


Raike Financial Group, Inc.
150 Interstate North Parkway
Suite 220
Atlanta, Ga.  30339

Dear Sir,

In planning and performing our audit of the financial statements of Raike Financial Group, Inc. for the period ended March 31, 2001, we considered its internal control structure, in order to determining our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

This study and evaluation include the accounting system and the practices and procedures followed by the Company in making periodic computations of net capital under Rule 17a-3(1)(11). The Company is exempt from the provisions of Rule 15(c)(3)-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph
(k)(2)(B) of the Rule. The Company does not handle securities; accordingly, it has not established procedures for safeguarding securities. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance on the system of internal control structure in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to assist the auditor in planning and performing his examination of financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above mentioned objectives.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any


               150 North Street Canton, Ga.  30114
            Phone (770) 479-5458  Fax (770) 479-7738
evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplished the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its proposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2001, to meet the Commissions objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.


Davis Auditing & Accounting, CPA

Davis
Auditing &
Accounting




                            COMPILATION REPORT

                        RAIKE FINANCIAL GROUP, INC.

                          AS OF APRIL 30, 2001
















                    150 North Street, Canton, Ga.  30114
                   Phone (770) 479-5458  Fax (770) 479-7738

                          Raike Financial Group, Inc.
                              Table of Contents
                               April 30, 2001


Page F-48                 Balance Sheet

Page F-50                 Income Statement

Page F-51                 Statement of Stockholder's Equity

                         Raike Financial Group, Inc.
                               Balance Sheet
                            As of April 30, 2001

Assets

Current Assets
  Cash & cash equivalents                              $   752,792
  Southwest Securities - investments                       190,316
  Commissions receivable                                   484,551
  Insurance receivable                                      8,035
                                                       -----------
  Total Current Assets                                   1,435,694


Fixed Assets
  Furniture & fixtures                                       4,934
  Computers & equipment                                     61,837
  Accumulated depreciation                                 (37,175)
                                                       -----------
  Total Fixed Assets                                        29,595


Other Assets
  Order flow receivable                                      1,727
  Deferred tax provision                                   250,666
  Loan to affiliate                                         34,115
  Loan receivable                                          125,000
  CRD deposits                                               2,168
  Due from brokers                                          83,049
  Due from Bill Raike                                       31,554
                                                       -----------
  Total Other Assets                                       528,279
                                                       -----------
  Total Assets                                         $ 1,993,569
                                                       ===========

                         Raike Financial Group, Inc.
                               Balance Sheet
                            As of April 30, 2001


Liabilities

Current Liabilities
  Accounts payable                                     $    44,576
  Commissions payable                                      311,716
  Trading margin                                           139,116
                                                       -----------
  Total Liabilities                                        495,409

Stockholder's Equity
  Common Stock of $.01 par value;
    20,000,000 shares authorized;
    5,201,572 issued and outstanding                         52,016
  Additional paid in capital                              1,861,235
  Retained earnings                                       (175,593)
  Current year earnings (deficit)                         (165,247)
  Treasury stock                                           (74,250)
                                                       -----------
  Total Stockholders Equity                              1,498,161
                                                       -----------
  Total Liabilities & Equity                           $ 1,993,569
                                                       ===========

                        Raike Financial Group, Inc.
                             Income Statement
                            As of April 30, 2001


                                         Current Month      Year to Date
                                         -------------      ------------
Revenue
   Commissions                           $     431,333      $  1,795,390
   Interest income                              19,692            57,816
   Other fees                                  160,556           381,663
                                         -------------      ------------
      Total Revenue                            611,582         2,234,869

Expenses
   Commissions to brokers                       57,038         1,391,283
   Clearing costs                              334,988           245,748
   General & Administrative costs               80,331           841,276
      Total Expenses                           472,358          2,478,307
                                         -------------      ------------
Net Income (Loss) From Operations              139,224          (243,438)


Provision For Income Tax                        83,372           (78,191)
                                         -------------      ------------
Net Income                               $      55,852     ($    165,247)
                                         =============      ============

                         Raike Financial Group, Inc.
                      Statement of Stockholders Equity
                           As of April 30, 2001


                                            Additional    Retained                      Total
                                 Common       Paid-In     Earnings      Treasury     Stockholders
                                  Stock       Capital     (Deficit)       Stock         Equity

Balance at January 1, 2001      $ 52,016    $ 1,861,235   ($ 175,593)   ($  74,250)  $ 1,663,408


Capital Contributed                    0              0            0             0             0


Treasury Stock                         0              0            0             0             0


Net income (loss)                      0              0     (165,247)            0      (165,247)


Balance at April 31, 2001       $ 52,016    $ 1,861,235   ($ 340,840)   ($  74,250)  $ 1,498,161


                              PART III

-------------------------------------------------------------------
ITEMS 1 AND 2. INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS
-------------------------------------------------------------------

     The following exhibits are included as part of this Registration Statement:

EXHIBIT NO.     DESCRIPTION
-----------     -----------
(a) Exhibits

*   3.1         Articles of Incorporation, as amended
*   3.2         Bylaws
*   4.1         Specimen certificate for shares of Common Stock of
                the Company
    4.2         1998 Stock Option Plan
    5.1         Opinion of Flint & Connolly.
*  10.2         Lease of Premises from White Mountain Partners, Inc.
*  10.3         Form of Registered Representative Agreement
*  10.4         Fully Disclosed Clearing Agreement with Southwest
                Securities, Inc.
*  11.1         Statement regarding computation of earnings per
                share
*  23.1         Consent of  Flint & Connolly, included in Exhibit 5.1
*  23.2         Consent of Davis & Associates
*  23.3         Consent of Morris Brunson regarding appointment
                as director
*  23.4         Consent of William Bertsche regarding appointment
                as director
*  23.5         Consent of Carrie Wisniewski regarding appointment
                as director
*  24.1         Power of Attorney, set forth on signature page
--------------------------------
*   Filed herewith

(b) Financial Statement Schedules

    None.

    Schedules not listed above have been omitted because they are not required, are not applicable, or the information is included in the Financial Statements or Notes thereto.

                            SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 RAIKE FINANCIAL GROUP, INC.
                                       (Company)


                                 By:______/s/William J. Raike______
                                    William J. Raike, President/CEO


                                 Date: July 13, 2001